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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: December 2007

Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.
(Name of Registrant)

130 Adelaide Street West, Suite 2116
Toronto, Ontario, Canada, M5H 3P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        This report on Form 6-K is specifically incorporated by reference into the registrant's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the "SEC") in July 2001 and the registration statements on Form F-10 originally filed with the SEC in May 2006 (File No. 333-133668), June 2006 (File No. 333-134764), August 2006 (File No. 333-136317), October 2006 (File No. 333-137822), December 2006 (File No. 333-139137), February 2007 (File No. 333-140478), April 2007 (File No. 333-141902), June 2007 (File No. 333-143528), August 2007 (File No. 333-145210), October 2007 (File No. 333-146513) and November 2007 (File No. 333-147126).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD. (Registrant)
Date: December 14, 2007	By:	/s/ TRENT C.A. MELL Trent C.A. Mell Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

NUMBER	DESCRIPTION
99.1	Purchase Agreement, dated December 10, 2007.
99.2	Warrant Indenture, dated December 13, 2007.

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SIGNATURE
EXHIBIT INDEX